WILLIS LEASE FINANCE CORPORATION
ISSUER FREE WRITING PROSPECTUS
SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
LIQUIDATION PREFERENCE $10.00 PER SHARE

        After consulting with our underwriters, we have determined that we will likely not sell all of our Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series A Preferred Stock") offered to the public pursuant to a preliminary prospectus dated as of January 9, 2006 (the "Preliminary Prospectus") and related registration statement filed with the Securities and Exchange Commission, as amended (File No. 333-130511) and available at www.sec.gov/Archives/edgar/data/1018164/000104746906000238/a2166436zs-1a.htm. This issuer free writing prospectus updates the information in our Preliminary Prospectus.

        While we still could sell up to 4,000,000 shares of Series A Preferred Stock, we presently anticipate that we may sell as few as 3,000,000 shares of Series A Preferred Stock, not including shares subject to the underwriters' over-allotment option (described below under the heading "Over-Allotment Option"). As a result, the market for the shares of Series A Preferred Stock is likely to have less trading liquidity than if we had sold the entire 4,000,000 shares.

CURRENT BORROWING CAPACITY AND LIMITATIONS ON FUTURE BORROWINGS

        As of December 31, 2005, we had the capacity to borrow up to approximately $96 million under our existing credit facilities. The lenders under our revolving credit agreement have previously agreed to permit us to borrow up to an additional $200 million if we sell at least 3,600,000 shares of Series A Preferred Stock. If we sell fewer than 3,600,000 shares we would need to obtain the consent of 66 2/3% of such lenders in order to allow us to borrow any funds in excess of the approximately $96 million current capacity. We currently believe that we will not need to request such a consent to add debt, but we anticipate making such a request in connection with the renewal of our revolving credit agreement, which we expect to occur in May 2006.

        As discussed in the Preliminary Prospectus, we acquire engines with a combination of debt and equity. While we usually borrow 80% to 83% of an engine's purchase price, we may be unable to do so with respect to the proceeds of this offering if either:

  •
  we sell fewer than 3,600,000 shares; or

  •
  we fail to seek and obtain the consent of our existing lenders to incur future indebtedness.

  Issuer Free Writing Prospectus dated January 30, 2006.

OVER-ALLOTMENT OPTION

        We will continue to grant the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement (the "Original Offering Date"), to purchase up to 15% of the aggregate number of shares of Series A Preferred Stock actually sold on the Original Offering Date. The number of shares of Series A Preferred Stock subject to the underwriters' over-allotment option varies based on the number of shares of Series A Preferred Stock subject to the underwriting agreement. If the underwriters chose to exercise the over-allotment option, the additional shares of Series A Preferred Stock will be sold at the public offering price plus accrued dividends from the Original Offering Date through the day immediately preceding such subsequent sale, less the underwriting discount and financial advisory fee. We can give you no assurance that the underwriters will exercise any portion of the over-allotment option.

PROCEEDS BEFORE EXPENSES

        The proceeds we receive from this offering will decrease as the number of shares actually sold decreases. If we sell 3,000,000 shares of Series A Preferred Stock, we will receive $28,425,000 before expenses; and if we sell 3,600,000 shares of Series A Preferred Stock, we will receive $34,110,000 before expenses. The following table shows in greater detail the per share and total underwriting discounts and advisory fees that we will pay to the underwriters and the proceeds we will receive before expenses at each of these potential offering sizes.

	Per Share	Total without over-allotment exercise	Total with full over-allotment exercise(1)
Assuming a sale of 3,000,000 shares of Series A Preferred Stock
Public offering price	$10.000	$30,000,000	$34,500,000
Underwriting discount payable by us	0.450	1,350,000	1,552,500
Financial advisory fee payable by us	0.075	225,000	258,750

Proceeds before expenses	$9.475	$28,425,000	$32,688,750
Assuming a sale of 3,600,000 shares of Series A Preferred Stock
Public offering price	$10.000	$36,000,000	$41,400,000
Underwriting discount payable by us	0.450	1,620,000	1,863,000
Financial advisory fee payable by us	0.075	270,000	310,500

Proceeds before expenses	$9.475	$34,110,000	$39,226,500

(1)
Assumes an over-allotment option of 450,000 shares if 3 million shares of Series A Preferred Stock are sold and an over-allotment option of 540,000 shares if 3.6 million shares of Series A Preferred Stock are sold.

USE OF PROCEEDS

        Regardless of the final size of the offering, we intend to use the proceeds from the sale of the Series A Preferred Stock for the same purposes that are described in the Preliminary Prospectus. If we sell fewer than 4,000,000 shares we will not be able to grow our engine portfolio as much as we could have if we sold the entire 4,000,000 shares, unless we are able to obtain funds from other sources.

        Our estimated expenses from this offering are approximately $775,000 regardless of the number of shares of Series A Preferred Stock sold.

FIRST DIVIDEND PAYMENT

        The first dividend on the Series A Preferred Stock will be paid on March 15, 2006.

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CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005, and as adjusted to give effect to a range of possible sales of shares of our Series A Preferred Stock and the application of the net proceeds of this offering. The actual number of shares that we ultimately sell to the underwriters is currently unknown and may be more or less than 3,000,000.

        This table should be read in conjunction with the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our historical and unaudited pro forma financial information and related notes included in the Preliminary Prospectus.

	Actual	As Adjusted at 3,000,000 shares(1)(2)(3)	As Adjusted at 3,600,000 shares(1)(2)(3)
Assets
Cash and cash equivalents	$4,184	$31,834	$37,519
Debt
Notes payable	$388,547	$388,547	$388,547

Total Debt	$388,547	$388,547	$388,547

Shareholders' equity
Preferred stock(4)	—	30	36
Common stock	91	91	91
Paid-in capital in excess of par	63,398	91,018	96,697
Retained earnings	55,771	55,771	55,771

Total shareholders' equity	119,260	146,910	152,595

Total capitalization	$507,807	$535,457	$541,142

Shares of common stock outstanding	9,146	9,146	9,146
Ratios
Debt to capitalization	0.77	0.73	0.72
Debt to equity	3.26	2.65	2.55
Book value per common share (net of liquidation preference)	$13.04	$12.18	$12.43

(1)
Some portion of the net proceeds may be used to temporarily reduce borrowings under our revolving credit facility until opportunities to purchase additional engines arise.

(2)
Does not include exercise of the underwriters' over-allotment option.

(3)
Does not include transactions occurring after September 30, 2005.

(4)
As of September 30, 2005, we had designated 200,000 shares of preferred stock, of which 110,128 were reserved to cover the conversion, if any, of the rights attached to our Common Stock into Series I Junior Participating Preferred Stock in accordance with the terms of our Rights Agreement, as amended, by and between the Company and American Stock Transfer and Trust Company, as rights agent.

Willis Lease Finance Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Willis Lease Finance Corporation has filed with the SEC for more complete information about Willis Lease Finance Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Willis Lease Finance Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-247-7223 and asking for the Taxable Fixed Income department.

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